[Letterhead of Goldman Sachs Asset Management]
April 22, 2010
Via Edgar
Sheila Stout
U.S. Securities and Exchange Commission
Office of Chief Accountants
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549
Re: Goldman Sachs Trust—Review of Annual Report Disclosures
Dear Ms. Stout:
This letter responds to comments you provided to us in a telephonic discussion on Tuesday, March 23, 2010, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports for portfolios (the “Funds”) of the Goldman Sachs Trust (the “Trust”). We understand that the annual reports covered in this review included Funds with fiscal years ended March 31, 2009, August 31, 2009 and October 31, 2009. We have reproduced your comments below, followed by our responses.
General Comments
1.	Comment: A number of Funds have a sector allocation in excess of 25% disclosed in their annual reports. Do the Funds consider this “concentration” or do the Funds only look at any industry concentration for purposes of concentration disclosure in such Funds’ prospectuses?

Response: As required by Form N-1A, each Fund discloses in its prospectus any policy to concentrate in securities of issuers in a particular industry or group of industries. Each Fund may disclose other forms of concentration (e.g., country concentration or sector allocation) if it believes it is relevant to its investment thesis.

2.	Comment: Certain Funds participate in a joint repurchase agreement and have maturity values disclosed in their schedule of investments. How do the Funds that participate in the joint repurchase agreement determine the maturity value at the Fund level?

Response: On a daily basis, GSAM aggregates the cash investments of all Goldman Sachs Funds that will be participating in the Joint Repurchase Agreement Account (the “JRAA”) that day. The amount contributed by any individual Fund divided by the aggregate of all such amounts represents the percentage participation of that Fund in the daily JRAA. This percentage is multiplied by the aggregate maturity value of all repurchase agreements that comprise the JRAA to determine the maturity value for any single Fund.

3.	Comment: Are there any recapture provisions for any fees waived by the service providers (i.e., the manager or other providers) of the Funds?

Response: No, any fee waivers that are in place for the Funds do not have a recapture provision.

4.	Comment: Please confirm that for all Funds that invest in inverse floating rate instruments, that interest expense is properly being reflected in the expense ratio of such Funds in the financial highlights.

Response: We confirm that for all Funds that invest in inverse floating rate instruments, interest expense is properly reflected in the expense ratio of such Funds in the financial highlights.

5.	Comment: Please confirm that when a distribution is made from return of capital, the Funds comply with Rule 19a-1 under the Investment Company Act of 1940, as amended.

Response: We confirm that when a distribution is made from return of capital the Funds comply with Rule 19a-1 under the Investment Company Act of 1940, as amended.

6.	Comment: Did any of the Funds have a redemption fee greater than a penny per share? If a Fund has a redemption fee greater than a penny in the future, please disclose the redemption fees in the financial highlights table.

Response: None of the Funds received redemption fees exceeding a penny per Fund share. In the future, if a Fund receives redemption fees greater than a penny per share, the Fund will disclose the redemption fees in the financial highlights table.

7.	Comment: Please explain why the number of shares of the securities lending reinvestment vehicles does not tie directly to the value of the collateral on the schedule of investments and to the amount payable from securities lending on the Statement of Assets and Liabilities.

Response: In September 2008, the Securities Lending Reinvestment Vehicle (the “Enhanced Portfolio”) in which the Funds invest the cash collateral received for securities on loan changed its valuation policy from the amortized-cost method to the market quotation method to determine net asset value per share (“NAV”). Using the amortized cost method, the Enhanced Portfolio’s NAV was stated at $1.00. However, the NAV based on the market quotations method on the effective date of the policy change and, subsequently, at financial reporting period-end, did not equal $1.00. As such, the number of Enhanced Portfolio shares held by a Fund does not equal the value of the collateral invested as reported in that Fund’s Schedule of Investments.

Subsequent to the valuation policy change, the cash collateral received by the Funds is no longer invested in the Enhanced Portfolio at a NAV of $1.00.

Rather, it is invested at the floating NAV for the Enhanced Portfolio. Therefore, the number of shares reported on the Funds’ Schedule of Investments at financial reporting period-end will generally not tie directly to the amount payable from securities lending on the Statements of Assets and Liabilities going forward.

8.	Comment: Do all of the Funds’ Class B Shares convert to Class A Shares after a number of years? If so, please confirm that the Funds’ performance calculation assumes the conversion pursuant to Instruction 3(d) to Item 4 of Form N-1A.

Response: Yes, the Funds’ Class B Shares automatically convert to Class A Shares on or about the fifteenth day of the last month of the quarter that is eight years after purchase. The Funds’ performance calculations in the annual reports do not currently assume the conversion pursuant to Instruction 3(d) to Item 4 of Form N-1A. However, we will ensure that the performance calculations do assume such conversion in future reports.
Fund Specific Comments
1.	Comment: Please confirm that no distributions from net realized gains were a return of capital for the Growth and Income Fund, Mid Cap Value Fund, Small Cap Value Fund and Structured Small Cap Value Fund.

Response: None of the distributions from net realized gains were a return of capital for the Growth and Income Fund, Mid Cap Value Fund, Small Cap Value Fund and Structured Small Cap Value Fund.

2.	Comment: According to the Local Emerging Markets Debt Fund’s schedule of investments, the Fund had 44% in repurchase agreements. Is this a part of the Fund’s strategy or was this a defensive position the Fund was taking at year end?

Response: The Fund uses repurchase agreements as a risk management tool rather than as a principal strategy of the Fund. The Fund achieves a portion of its emerging markets debt exposure through the use of derivative instruments. The Fund’s maintenance of cash and money market instruments, including repurchase agreements, is correlated with the Fund’s derivative exposure at any given point of time. At the Fund’s fiscal year end, as a result of certain derivatives transactions in which the Fund had invested, the Fund had a higher cash balance in its portfolio.

3.	Comment: The Local Emerging Markets Debt Fund had a return of capital for the fiscal year end. Was it likely that the Fund would have a return of capital during the year? If so, in future reports, please disclose this in the semi-annual report of the Fund.

Response: The primary reason for the return of capital for the fiscal year was the mark to market losses on foreign currency contracts subject to Section 1256 of the Internal Revenue Code (the “IRC”) as of October 31, 2008. These amounts were calculated in December 2008 for the purpose of determining whether the Fund needed to declare additional distributions in satisfaction of the IRC minimum distribution requirements. This information was unavailable at the time that the September 30, 2008 semi-annual report was issued. Under certain circumstances, based on the intra-year activity of a Fund, we issue notices to shareholders if a return of capital is likely. The process for issuing these notices is independent of the process of producing a Fund’s semi-annual report.

4.	Comment: The U.S. Mortgages Fund had a very high turnover rate for the year. Please consider whether disclosure in the principal risks section of the Fund’s Prospectus of the risks of high turnover is required.

Response: The U.S. Mortgages Fund does not consider portfolio turnover to be a principal risk. This Fund reflects a high rate of turnover primarily due to the trading of agency mortgage TBAs (To be Announced) securities in its portfolio. It is common market practice to “roll” TBAs month-to-month. This monthly rolling activity generates a high calculated portfolio turnover rate. Portfolio turnover is not a principal risk because the Fund has continuous exposure to the mortgage market, there are no commissions charged on TBA trades, and the market is highly liquid, resulting in thin bid-offer spreads.

5.	Comment: Why does the High Yield Municipal Fund disclose three benchmarks against which it measures its performance in the MDFP section of the Fund’s annual report?

Response: The High Yield Municipal Fund measures its performance against a composite benchmark, the Goldman Sachs High Yield Municipal Fund Composite, which is comprised of the Barclays Capital Aggregate Municipal Bond Index (40%) and Barclays Capital High Yield Municipal Bond Index (60%). Because the Composite is administered by Goldman Sachs, it is not deemed an “appropriate broadbased securities market index”, as defined in Instruction 5 to Item 27(b)(7) of Form N-1A. The Fund, therefore, includes the performance of the Composite and its two component indices (which are appropriate broadbased securities market indices) in the MDFP.

6.	Comment: Please confirm that the mountain graph takes into account the front end sales load on Class A shares for the Asia Equity Fund.

Response: We confirm that the mountain graph takes into account the maximum front end sales load on Class A shares for the Asia Equity Fund.

7.	Comment: The Fundamental Emerging Markets Equity Fund had high shareholder turnover (i.e., in excess of 100%) during the year. Please explain if there was a particular reason for such high turnover.

Response: We had a large shareholder redeem in fiscal year 2009. Additionally, we saw some shareholders redeeming in advance of the capital gains distribution at the end of 2008. As a result of the markets falling dramatically between the time the capital gains distribution was announced and the payout of the distribution, the distribution as a percentage of the Fund rose, resulting in higher than normal shareholder turnover.

8.	Comment: Please confirm that the sales loads described in the MDFP section of the Multi-Sector Fixed Income Funds’ annual report are the same as those disclosed in the Funds’ prospectus. If different, please explain why.

Response: The sales loads described in the MDFP section of the Multi-Sector Fixed Income Funds’ annual report are the same as those disclosed in the Funds’ prospectus with the exception of the maximum front end sales load for Class A shares. The Class A maximum front end sales load for the Funds was reduced from 4.50% to 3.75%, effective July 29, 2009. The Funds’ annual report, dated March 31, 2009, reflects the higher 4.50% load, which was in effect as of the Funds’ fiscal year end and as of the date the annual report was printed, while the Funds’ prospectus, dated July 29, 2009, reflects the reduced level then in effect.

9.	Comment: Please ensure for the Core Fixed Income Fund and the Balanced Fund that any fair valued, non-income producing or defaulted securities are indicated as such on each Fund’s schedule of investments.

Response: We confirm that any non-income producing or defaulted securities are indicated as such on each Fund’s Schedule of Investments. We will also continue to describe the Funds’ investment valuation policy with respect to fair valued securities within the Funds’ financial statements.

10.	Comment: Please provide a reconciliation for the unrealized gain/loss for interest rate and credit default swaps within the Schedule of Investments for the Core Fixed Income Fund and the Balanced Fund with the information disclosed on the Statement of Assets and Liabilities.

Response: The following is the reconciliation for the unrealized gain/loss for interest rate and credit default swaps within the Schedule of Investments for the Core Fixed Income Fund and the Balanced Fund:

	Core Fixed Income Fund
	Gross			Net
	Unrealized	Gross		Unrealized
	Gains	Unrealized Losses		Gains/Losses

Interest Rate Swaps	$25,045,900	-$	21,607,414		$3,438,486	(1)
Credit Default Swaps	$6,420,338	-$	12,384,093	-$	5,963,755	(1)

Swap contracts, at value (2)	$31,466,238	-$	33,991,507

	Balanced Fund
	Gross			Net
	Unrealized	Gross		Unrealized
	Gains	Unrealized Losses		Gains/Losses

Interest Rate Swaps	$345,486	-$	21,525		$323,961	(1)
Credit Default Swaps	$6,229	-$	758,564	-$	752,335	(1)

Swap contracts, at value (2)	$351,715	-$	780,089

(1)	As reported in the Fund’s Additional Investment Information section of the Schedule of Investments

(2)	As reported in the Fund’s Statement of Assets and Liabilities
11.	Comment: Please confirm whether there was any collateral for futures that were open at the end of the Global Income Fund’s fiscal year end.

Response: We confirm that there was collateral for futures that were open at the end of the Global Income Fund’s fiscal year end as disclosed on page 58 of the Global Income Fund’s annual report.

12.	Comment: Please confirm the Global Income Fund’s receipt from the Investment Adviser of the receivable indicated on the Statement of Assets and Liabilities.

Response: We confirm that the Global Income Fund received payment from the Investment Adviser for the receivable indicated on the Statement of Assets and Liabilities in the amount of $135,459 on April 7, 2009. This amount represented a reimbursement of expenses by the Investment Adviser.

13.	Comment: Please explain why the Global Income Fund had a “due to custodian” balance at the end of the fiscal year end but the Core Fixed Income Fund and Core Plus Fixed Income Fund did not.

Response: Prior to the end of the fiscal year end, the Global Income Fund had sold a security for proceeds of approximately $4 million. While the security transaction was due to settle prior to the fiscal year end, it failed and resulted in a “due to custodian” balance at the end of the fiscal year end. The security transaction settled shortly after fiscal year end and the “due to custodian” balance was eliminated. The Core Fixed Income Fund and Core Plus Fixed Income Fund did not experience similar transaction activity.

14.	Comment: The portfolio turnover was high for the last five years for the Core Fixed Income Fund and for the past three years for the Core Plus Fixed Income Fund. If the portfolio turnover is part of the Funds’ strategy, please discuss portfolio turnover as a principal risk of such Funds in the Funds’ prospectuses.

Response: The Core Fixed Income and Core Plus Fixed Income Funds do not consider portfolio turnover to be a principal risk. The Funds reflect a high rate of turnover primarily due to the trading of agency mortgage TBAs (To be Announced) securities in their portfolios. It is common market practice to “roll” TBAs month-to-month. This monthly rolling activity generates a high calculated portfolio turnover rate. Portfolio turnover is not a principal risk because the Funds have continuous exposure to the mortgage market, there are no commissions charged on TBA trades and the market is highly liquid, resulting in thin bid-offer spreads.

15.	Comment: The net and gross expense ratios disclosed in the Core Plus Fixed Income Fund’s annual report did not match those disclosed in the Fund’s prospectus. Please explain why.

Response: The net and gross expense ratios disclosed in the Core Plus Fixed Income Fund’s prospectus were higher by 0.08% and 0.06%, respectively, than those disclosed in the Fund’s annual report. This was as a result of non-recurring expense reductions that were reflected in the Fund’s annual report and were appropriately not reflected in the Fund’s prospectus.
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On behalf of the Goldman Sachs Trust (the “Registrant”), it is hereby acknowledged:
o	the Registrant is responsible for the adequacy and accuracy of the disclosure in its financial statements, and

o	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC under the federal securities laws.
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Please contact the undersigned at (212) 902-9703 with any comments or questions concerning this correspondence.
Sincerely,
/s/ George Travers
George Travers
Senior Vice President of the Goldman Sachs Trust

cc:	Peter Bonanno, Goldman Sachs Asset Management Peter Fortner, Goldman Sachs Asset Management Patricia Meyer, Goldman Sachs Asset Management